

European Bank
for Reconstruction and Development

(ref: MTN 18/015)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

05 February 2018

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
**   Report Pursuant to Rule 3 of Regulation EBRD**

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 05 February 2018, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
        Duly Authorised Officer